Exhibit 12
UNITED TECHNOLOGIES CORPORATION
AND SUBSIDIARIES
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
(Dollars in millions)	2014	2013
Fixed Charges:
Interest expense [1]	$488	$527
Interest capitalized	13	12
One-third of rents [2]	75	73
Total fixed charges	$576	$612
Earnings:
Income from continuing operations before income taxes	$4,022	$4,060
Fixed charges per above	576	612
Less: capitalized interest	(13)	(12)
	563	600
Amortization of interest capitalized	7	6
Total earnings	$4,592	$4,666
Ratio of earnings to fixed charges	7.97	7.62

[1]
Pursuant to the guidance in the Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification, interest related to unrecognized tax benefits recorded was approximately $20 million and $15 million for the six months ended June 30, 2014 and 2013, respectively. The ratio of earnings to fixed charges would have been 8.26 and 7.82 for the six months ended June 30, 2014 and 2013, respectively, if such interest were excluded from the calculation.

[2]	Reasonable approximation of the interest factor.